October 1, 2014

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Perry J. Hindin

Re:	Family Dollar Stores, Inc.

Schedule TO-T and Amendments Nos. 1 and 2

Filed September 10, 17 and 19, 2014 by D3 Merger Sub, Inc. and

Dollar General Corporation

File No. 005-14318

Preliminary Proxy Statement on Schedule 14A

Filed September 19, 2014 by Dollar General Corporation and D3

Merger Sub, Inc.

File No. 1-06807

Dear Mr. Hindin:

On behalf of our clients, Dollar General Corporation (“Dollar General”) and D3 Merger Sub, Inc. (the “Purchaser”, and together with Dollar General, the “Filing Parties”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 25, 2014 (the “Comment Letter”), relating to the Schedule TO-T filed by Dollar General on September 10, 2014 (as amended, the “Schedule TO”) and the Preliminary Proxy Statement filed by Dollar General on Schedule 14A on September 19, 2014 (as amended, the “Preliminary Proxy Statement”).

For ease of reference, each of the Staff’s comments are reproduced below in bold and is followed by the Filing Parties’ response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Offer to Purchase, unless otherwise indicated.

In response to the Staff’s comments, Dollar General is also transmitting via EDGAR for filing Amendment No. 3 to the Schedule TO and Amendment No. 1 to the Preliminary Proxy Statement.

Schedule TO

Offer to Purchase

1.	The disclosure on page 3 states that “[s]ince July 28, 2014, when Family Dollar and Dollar Tree announced the Dollar Tree Merger Agreement, Dollar General has publicly expressed a desire to enter into a negotiated business combination with Family Dollar and has publicly announced the two proposals that Dollar General has submitted to the Family Dollar Board.” It is our understanding that there were no private or public expressions by Dollar General between July 28, 2014 and August 18, 2014, when the first proposal was delivered to the board of directors of Family Dollar. Please advise or revise.

In response to this comment, the Filing Parties have revised the third sentence under the second question on page 3 of the Offer to Purchase as follows:

“Since August 18, 2014, Dollar General has publicly expressed a desire to enter into a negotiated business combination with Family Dollar and has publicly announced the two proposals that Dollar General has submitted to the Family Dollar Board.”

11. Background of the Offer…., page 25

2.	Disclosure in the last paragraph on page 26 indicates that on June 18, 2014, Dollar General’s board met with management “to further discuss a potential acquisition of Family Dollar and the implications on any such combination of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl C. Icahn and certain of his affiliates…” With a view towards disclosure, please advise what the referenced implications were. For example, did Icahn’s ownership have any bearing on whether and when Dollar General might seek to acquire Family Dollar? Please consider this comment applicable to the same disclosure located on page 5 of the preliminary proxy statement.

In response to this comment, the Filing Parties have revised the last paragraph on page 26 of the Offer to Purchase and the last paragraph on page 6 of the Preliminary Proxy Statement as follows:

“On June 18, 2014, the Dollar General Board met with management to further discuss a potential acquisition of Family Dollar and the implications on any such combination as a result of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl. C. Icahn and certain of his affiliates, as indicated on a Schedule 13D filed on June 6, 2014, including the increase in Family Dollar’s share price following such announcement and the impact such price increase might have on the price that Dollar General might need to pay to acquire Family Dollar as well as the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations with the Family Dollar Board with respect to a potential transaction.”

Proposed Merger Agreement, page 34

3.	In the August 18, 2014 letter to the Family Dollar board, Dollar General stated that it would “agree to fund the $305 million break-up fee should [Family Dollar] become obligated to pay that fee to Dollar Tree upon termination of the [merger agreement between Family Dollar and Dollar Tree] in order to enter into an agreement with Dollar General.” In the September 2, 2014 letter to the Family Dollar board, Dollar General confirmed that, except as stated therein, the terms of its proposal communicated in the August 18, 2014 letter continued to apply. On page 34 of the Offer to Purchase, in the section entitled “Proposed Merger Agreement,” disclosure indicates that Dollar General would agree to pay Family Dollar a $500 million “reverse break-up fee” if the Dollar General Merger Agreement is terminated under certain circumstances. Please clarify whether this fee is instead of, or in addition to, the $305 million break-up fee in the event Family Dollar becomes obligated to pay that fee in order to enter into an agreement with Dollar General.

We respectfully confirm to the Staff that the $500 million “reverse break-up” fee that Dollar General would agree to pay Family Dollar if the Dollar General Merger Agreement were to be terminated under certain circumstances is in addition to Dollar General’s commitment to pay the $305 million break-up fee on behalf of Family Dollar in the event Family Dollar becomes obligated to pay such fee to Dollar Tree in order to enter into an agreement with Dollar General. We have revised the disclosure on page 34 of the Offer to Purchase to clarify that the reverse termination fee is in addition to the $305 million break-up fee by adding the following at the end of the third bullet on page 34:

“(this amount is in addition to Dollar General agreeing to fund the $305 million break-up fee if Family Dollar should become obligated to pay that fee to Dollar Tree upon termination of the Dollar Tree Merger Agreement in order to enter into a merger agreement with Dollar General)”.

14. Conditions of the Offer, page 38

4.

Refer to the Merger Agreement Condition. We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer, not merely before acceptance of the Shares. As currently written, the language on page 38 indicates that the offeror shall not be required to accept for payment or pay for the Shares, if before the Expiration Date, the Merger Agreement Condition shall not have been satisfied. However, disclosure on page 8 describes the Merger Agreement Condition as the entry into a definitive merger agreement, such merger agreement having not been terminated “and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer.” Please advise or revise.

In response to this comment, the Filing Parties have revised the above referenced disclosure on the cover page, page 4 and page 8 of the Offer to Purchase and clause (iii) of Section 3 of Exhibit (a)(1)(v) of the Schedule TO as follows:

“and Dollar General and the Purchaser being satisfied, in their reasonable discretion, that the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL are capable of being satisfied on the Expiration Date so that the Proposed Merger can be completed on the Expiration Date or the next succeeding business day”.

5.	We note that an Amended and Restated Commitment Letter was executed on September 19, 2014. With a view towards disclosure, please advise what impact, if any, this agreement has on condition (vi).

The Filing Parties respectfully advise the Staff that the Amended and Restated Commitment Letter that was filed on September 19, 2014 does not have an impact on the condition contained in clause (vi). The Amended and Restated Commitment Letter was executed in order to expand the number of banks willing to provide financing in connection with the Offer. In addition, the Amended and Restated Commitment Letter included a technical amendment to the prior commitment letter to provide for the extension of the “Commitment Termination Date” as defined in the Commitment Letter from June 10, 2015 until the third business day after the expiration of the “Notes Marketing Period” as defined in the Commitment Letter in the event that such Notes Marketing Period had begun but not been completed by June 10, 2015. The Filing Parties have made certain conforming changes to the fifth bullet on page 34 as well as the definition of “Marketing Period”. However, the impact of these changes was not to alter the condition described in (vi) but to ensure that the Commitment Letters would continue to be in effect if, under certain circumstances, the Marketing Period had not been completed by June 10, 2015.

6.	We note the disclosure in the last paragraph of this section relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding on both points in your response letter.

We confirm the Filing Parties’ understanding of the Staff’s comments and that upon the Filing Parties’ decision to proceed with the consummation of the Offer, such decision will be the equivalent of a waiver of a triggered condition with respect to the matter giving rise to the triggering of such condition. We also confirm the Filing Parties’ understanding of the Staff’s comment that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Filing Parties should inform stockholders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Antitrust, page 42

7.	Disclosure in this section indicates that “Dollar General has determined that it will file for the waiting periods applicable to a one-step merger transaction rather than the shorter waiting periods applicable to cash tender offers.” With a view towards disclosure, please advise why Dollar General made such determination, given the October 8 expiration date of the Offer and how much longer the waiting period will be than the shorter waiting period applicable to a cash tender offer.

The Filing Parties respectfully advise the Staff that Dollar General determined to file for the longer 30 day waiting period applicable to one-step mergers rather than the 15 day period applicable to cash tender offers in order to give Dollar General more time to provide information to the FTC regarding its HSR filing and to give the FTC more time to review the transaction and such information. The Filing Parties have revised the disclosure by adding the following sentence following the second sentence of the last full paragraph on page 42 of the Offer to Purchase:

“Dollar General believes that electing the thirty day waiting period rather than the shorter fifteen day waiting period applicable to cash tender offers will allow Dollar General additional time to provide information to the Antitrust Division and the FTC in support of its HSR filing and give the Antitrust Division and the FTC a sufficient amount of time to consider such information.”

8.	Disclosure in this section indicates that the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Dollar General, and if such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, thirty days after Dollar General’s substantial compliance with such request. It is our understanding that, based on the manner in which Dollar General completed its HSR filing, the second 30-day waiting period expires 30 days after both Dollar General and Family Dollar certify substantial compliance with the “second request.” Please advise or revise.

In response to this comment, the Filing Parties have revised the fourth and fifth sentences of the last full paragraph on page 42 of the Offer to Purchase as follows:

“However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us and/or Family Dollar. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, thirty (30) days after our and Family Dollar’s substantial compliance with such request.”

Appraisal Rights, page 43

9.	Disclosure here and on page 6 under the question “Are appraisal rights available in the Offer or the Proposed Merger?” references compliance with “applicable statutory procedures.” Please supplement the disclosure to provide greater detail about the exercise of appraisal rights in connection with the merger, including when Stockholders will be provided the statutory notice and how much time Stockholders have to perfect their rights.

In response to this comment, the disclosure on page 43 has been revised by adding the following after the third full paragraph:

“Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Proposed Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL.

If a holder of Shares elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder will be required to do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of the required notice provided pursuant to the preceding paragraph, deliver to Family Dollar a written demand for appraisal of such Shares, which demand must reasonably inform Family Dollar of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	if the required notice described in the first bullet is delivered prior to the consummation of the Offer, continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective time of the Proposed Merger.

If the Proposed Merger is consummated pursuant to Section 251(h) of the DGCL and the required notice did not notify stockholders of the effective date of the Proposed Merger, either (i) Family Dollar shall send a second notice before the effective date of the Proposed Merger notifying each of the holders of any class or series of stock of Family Dollar that are entitled to appraisal rights of the effective date of the Proposed Merger or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date of the Proposed Merger; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, such second notice will only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal. If the Proposed Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of such stockholder’s appraisal rights.”

18. Miscellaneous, page 44

10.	Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If the filing persons are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the current disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

In response to this comment, the first paragraph under Section 18 entitled “Miscellaneous” has been revised as follows:

“The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

Preliminary Proxy Statement

General

11.	Page ii of the proxy statement states in bold, oversized, capital letters that the Dollar General tender offer provides “immediate and certain liquidity to Family Dollar Stockholders.” This language is repeated throughout the proxy statement. It is our understanding that the HSR Condition will not be obtained before the current October 8, 2014 expiration date of the tender offer. In addition, we note that the tender offer contains additional conditions to the tender offer, including the Termination Condition, the Merger Agreement Condition, the Support Agreements Condition, the Section 203 Condition and the Rights Condition. With a view towards disclosure, please provide support for these statements. Include in your response:

•	the date the participants expect the tender offer to be consummated and why such date supports the conclusion that the $80 per share all-cash tender offer provides immediate liquidity;

•	the probability the participants have assigned to the consummation of the tender offer, given the various conditions, including the HSR condition, and why such probability supports the conclusion that the tender offer provides certain liquidity; and

•	given that “Dollar General and D3 Merger Sub reserve the right to amend the Offer in any respect (including amending the offer price and the consideration to be offered in the merger…),” the likelihood they will do so given the disclosure regarding immediate and certain liquidity.

The Filing Parties respectfully inform the Staff that “immediate and certain liquidity” is meant to contrast the nature of the cash consideration offered in the Offer with the part-cash, part-stock consideration under the Dollar Tree Merger Agreement. First, unlike stock consideration, which would need to be sold upon receipt to obtain liquidity, the liquidity of cash consideration is immediate. Second, the amount of the Filing Parties’ $80.00/share cash consideration is certain as contrasted with the uncertain value of the stock portion of the consideration offered in the Dollar Tree Merger Agreement which will fluctuate with the stock price. Both the Filing Parties’ Offer and the Dollar Tree Merger Agreement are uncertain in the sense that the consideration will be recognized only if the respective transaction is consummated. In order to clarify the disclosure, in response to this comment, the disclosure on pages ii and 17 of the Preliminary Proxy Statement has been revised as follows:

“and the all-cash nature of the Offer provides immediate and certain liquidity to Family Dollar Stockholders in the event the Offer is consummated”.

In addition, the disclosure in the first paragraph following the first bullet point on page 1 of the Preliminary Proxy Statement has been revised to add the following at the end of the second sentence:

“in the event the Offer is consummated”.

12.	We note the disclosure on page 1 of the proxy statement describing the collar structure that governs the portion of the merger consideration consisting of Dollar Tree stock in the Dollar Tree merger. Such description appears to describe how the collar would operate if the trading price per share of Dollar Tree stock were to drop below $49.08 per share. Please supplement the disclosure to describe how the collar would operate if the trading price per share of Dollar Tree stock exceeds $59.98, the upper end of the collar.

In response to this comment, the disclosure has been revised by adding the following sentence at the end of the second paragraph on page 1:

“Alternatively, in the event that the average price of Dollar Tree’s common stock is greater than $59.98 for the relevant period, you would receive 0.2484 shares of Dollar Tree common stock for every share of Family Dollar common stock you own, which would represent more than $14.90 worth of Dollar Tree common stock if the price of Dollar Tree common stock increases above $59.98 per share.”

1. Why should I vote against the Dollar Tree Merger Agreement Proposal? Page 1

13.	Disclosure in the first paragraph on page 2 indicates that as late as June 19, 2014, in a meeting between representatives of Dollar General and Family Dollar, representatives of Dollar General expressed an interest in exploring a combination with the two companies. Disclosure in the last paragraph on page 5 indicates that during the June 19 meeting, Mr. Levine suggested that Dollar General should make a proposal and that Mr. Levine would review such proposal with the Family Dollar Board. Given Mr. Levine’s suggestion, and given that Dollar General did not make an offer, please clarify what constituted Dollar General’s expression of an interest and how such interested would have manifested had Dollar General known there was urgency to act.

In response to this comment, in the second sentence of the second full paragraph on page 2, the word “again” has been replaced with “consistently”. In addition, we respectfully advise the Staff that the Filing Parties have confirmed that during such meeting representatives of Dollar General stated multiple times that Dollar General was interested in a combination transaction with Family Dollar.

In further response to this comment, the disclosure has been revised by adding the following sentences at the end of the second paragraph on page 2 of the Preliminary Proxy Statement, at the end of the first full paragraph on page 7 of the Preliminary Proxy Statement and at the end of the first full paragraph on page 27 of the Offer to Purchase:

“If at any time during the June 19th meeting the representatives of Family Dollar had indicated that Family Dollar might be in discussions with another party or that there was otherwise any urgency to make a proposal at that time, Dollar General would have promptly sought to do so prior to the announcement of the Dollar Tree Merger Agreement. The fact that, subsequent to the announcement of the Dollar Tree Merger Agreement, Dollar General has made two proposals to the Family Dollar board and has made the Offer to Family Dollar stockholders illustrates Dollar General’s willingness to act once the urgency of such action was made apparent.”

Background of the Solicitation, page 4

14.	Discuss why you decided to undertake the transaction now as opposed to other times in your history. In this regard, we note your disclosure in the first paragraph on page 4 that “from time to time over the years, management and the Dollar General board of directors have considered an acquisition of Family Dollar” and that as early as October 15, 2013, you were “keenly interested” in a combination. Clarify why you didn’t make an offer at that time.

In response to this comment, the disclosure has been revised by adding the following sentences in place of the second and third sentences of the first paragraph on page 5 of the Preliminary Proxy Statement and the second and third sentences in the second full paragraph on page 25 of the Offer to Purchase:

“In particular, from time to time over the years, management and the Dollar General Board have considered an acquisition of Family Dollar, which consideration has included extensive analyses of the related antitrust considerations by management working together with experienced outside counsel. As with any other material decision that can be expected to have a significant and long-lasting impact on Dollar General’s future business and prospects, the Dollar General Board and management team prefer, when possible, to act only when circumstances are optimal to ensuring the success of the decision. Accordingly, although the Dollar General Board considered an acquisition of Family Dollar at various points, as discussed further below, for various reasons such as non-operating factors that influenced Family Dollar’s stock price, certain statements by Mr. Levine which led Dollar General to believe that his desire to serve as the chief executive officer of the combined company and retain its headquarters in Charlotte, North Carolina, might interfere with negotiations, the involvement of activist investors in Family Dollar’s stock, the need of Dollar General to complete its antitrust analysis and financial analyses of such transaction as well as financing considerations thereof, coupled with statements by Family Dollar that Family Dollar was not for sale and the impression given by Family Dollar that there was no urgency for Dollar General to act, the Dollar General Board did not propose a transaction to Family Dollar until after the public announcement of the Dollar Tree Merger Agreement. Upon the announcement of the Dollar Tree Merger Agreement, when it became clear that, although circumstances were not optimal, the otherwise still attractive opportunity might be lost, the Dollar General Board acted quickly to communicate an offer to the Family Dollar Board.”

15.	Please expand your disclosure regarding the outcome of the board discussions held on October 3, 2013 and May 29, 2014, related to the potential acquisition of Family Dollar. Please refer to the penultimate paragraph on page 4 and third paragraph on page 5, respectively.

In response to the comment regarding October 3, 2013, the Filing Parties have added the following language at the end of the penultimate paragraph on page 5 of the Preliminary Proxy Statement and at the end of the last paragraph on page 25 of the Offer to Purchase:

“After such discussion, the Dollar General Board authorized management to meet with Mr. Levine in order to evaluate Family Dollar’s interest in a potential combination.”

In response to the comment regarding May 29, 2014, the Filing Parties have added the following sentence at the end of third full paragraph of page 6 of the Preliminary Proxy Statement and at the end of the fourth full paragraph on page 26 of the Offer to Purchase:

“After such discussion, the Dollar General Board instructed management to continue to evaluate a potential acquisition of Family Dollar.”

16.	We note your indication that, on June 9, 2014, Dollar General suggested it would “refine its views on price, structure and diligence, including potential antitrust issues, and then get back to Family Dollar.” In light of this disclosure, disclose why Dollar General did not make an offer to Family Dollar sooner. And clarify why, shortly thereafter at the June 19, 2014 meeting, Dollar General indicates that the timing of a combination “was not optimal for Dollar General.”

In response to the comment regarding June 9, 2014, please refer to the disclosure provided in response to comment 14 above.

In response to the comment regarding the June 19, 2014 disclosure, the Filing Parties have revised the fourth sentence in the first full paragraph on page 7 of the Preliminary Proxy Statement and the fourth sentence in the first full paragraph on page 27 of the Offer to Purchase as follows:

“While suggesting that the timing of a combination was not optimal for Dollar General, as a result of factors such as the recent increase in the price of Family Dollar shares following the investment by Mr. Icahn, the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations and management succession planning, the representatives of Dollar General communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time).”

17.	Please avoid disclosure that directly or indirectly impugns the character, integrity, or personal reputation of Howard Levine and the board of directors of Family Dollar Stores, Inc. without factual foundation. Refer to Exchange Act Rule 14a-9.

We note your statement on page 8 that “[you] cannot help but question whether Dollar General’s failure to embrace such requests [to become the chief executive officer of the combined companies], by Mr. Levine weighed into Family Dollar’s decision to pursue an agreement with Dollar Tree.” This statement appears to imply that Mr. Levine and the Board of Directors are not protecting stockholder’s interests notwithstanding their fiduciary duties to do so. In this regard, we also note your statement on page 11 that “only by engaging with [you] can [Family Dollar] ensure that [they] have fulfilled [their] duty to [their] shareholders to be well-informed and that [they] have acted in the best interests of [their] shareholders to maximize the value of their shares.” Please consider revising these statements in future filings.

The Filing Parties respectfully advise the Staff that the question noted in the Staff’s comment regarding page 8 of the Preliminary Proxy Statement was based on the facts known by the Filing Parties.

In a number of conversations with representatives of Dollar General relating to a potential transaction between the two companies, Mr. Levine raised his personal interest in serving as the chief executive officer of the combined company and establishing its headquarters in Charlotte, North Carolina. However, the disclosure contained in the Dollar Tree/Family Dollar Proxy Statement/Prospectus filed on August 11, 2014 did not describe these conversations and instead stressed that Mr. Levine had been specifically instructed by the Family Dollar Board on numerous occasions to avoid negotiating his own personal interests and that Mr. Levine had communicated his agreement to abide by such instructions. The Filing Parties were also aware that the Proposed Dollar Tree Merger contemplates that Mr. Levine will have a continued role with the combined company and that Mr. Levine entered into an amendment to his employment agreement in connection with the Proposed Dollar Tree Merger to provide for continued employment with the combined company. In light of these facts, at the time Dollar General wrote the letter on August 20, 2014 to the Family Dollar Board, Dollar General believed that the Family Dollar Board may have been unaware that Mr. Levine had raised his own personal interests in the conversations with Dollar General representatives. The language contained in the letter set forth on page 8 that was sent to the Family Dollar Board does not conclude that the circumstances with respect Mr. Levine’s role with Dollar Tree and potential lack thereof with Dollar General was a factor considered by the Family Dollar Board but merely raises a legitimate question by Dollar General as to whether it was a factor that the Family Dollar Board weighed in making its decision or should weigh in analyzing Dollar General’s proposal.

Notably, Family Dollar’s revised disclosure contained in its Solicitation/Recommendation Statement on Schedule 14D-9 filed on September 17, 2014 now states that the Family Dollar Board’s strategy to secure a premium from Dollar General (although apparently not from Dollar Tree) included requiring, as a condition to any transaction with Dollar General, that Family Dollar management continue to run the combined company out of its headquarters in Charlotte, North Carolina. The revised disclosure also admits that Mr. Levine recalls Mr. Calbert informing him prior to March 2013 that such demands likely would be viewed unfavorably by the Dollar General Board, and yet such demands were again made on October 15, 2013.

In light of the above, the Filing Parties respectfully submit that the question at issue which was contained in the letter from Dollar General to the Family Dollar Board is legitimate based on the facts that are known to the Filing Parties.

The second part of the language at issue also was contained in a letter to the Family Dollar Board, not to impugn their character, but as a means to encourage them to engage with Dollar General. For context, we respectfully advise the Staff that at the time the letter was delivered, in order for the Family Dollar Board to conclude that the Dollar General proposal is not reasonably capable of being completed on the proposed terms (and consequently that Family Dollar was prohibited by the terms of the Dollar Tree Merger Agreement to engage in discussions with Dollar General), the Family Dollar Board would need to reach a conclusion with respect to the antitrust analysis applicable to the Dollar General Proposal.

In order to make a fully informed decision with respect to antitrust implications, the Family Dollar Board would need to understand Dollar General’s antitrust information, without which the Family Dollar Board would not have a full picture of the antitrust landscape with respect to the Dollar General Proposal. Based on this factual backdrop, the disclosure merely encourages the Family Dollar Board to take the opportunity to confirm that they have fulfilled their fiduciary duties by engaging with Dollar General to make a fully informed decision; it does not state or imply that they have failed to satisfy their fiduciary duties.

We therefore respectfully submit to the Staff that the disclosure contained in the question and statement at issue have factual foundation. We do respectfully advise the Staff that the Filing Parties are aware of their obligations under Rule 14a-9 and will avoid disclosure that impugns the character, integrity, or personal reputation of Howard Levine and Family Dollar Board without factual foundation.

18.	Please discuss why you believe that your antitrust analysis discussed on page 10 is consistent with the FTC’s approach. Explain how you arrived at the 1,500 store divestiture limit and why you have not offered, as Dollar Tree has, to divest as many stores as required in order to obtain antitrust approval. Please also help us understand your statements on page 10 that “[t]his proposed transaction is not a traditional grocery store merger, and [you] do not believe that the FTC will take this approach,” and that “[you] believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip” by providing additional detail as to why this would make the evaluation of antitrust matters favorable for your offer. Please consider this comment applicable to similar disclosure located in the Offer to Purchase.

The Filing Parties respectfully advise the Staff that their beliefs expressed on page 10 are based on the advice of their experienced antitrust counsel, one of whom was the former Director of the Bureau of Competition at the FTC and the other of whom was the former Assistant

Director of the Bureau of Competition at the FTC. The Filing Parties, with the assistance of their experienced antitrust counsel and Compass Lexecon, their economist, have performed an extensive antitrust analysis which has allowed the Filing Parties to conclude that they would be able to complete the proposed transaction and that a 700 store divestiture commitment provides more than sufficient cushion to clear any FTC review. Despite this confidence, as part of the Offer, the Filing Parties have stated that they would be willing to agree to divest up to 1,500 retail stores. This revised store divestiture number was chosen because the Filing Parties believed that such a number was sufficiently high enough to require the Family Dollar Board to conclude that Dollar General’s proposal was reasonably capable of being completed on the terms proposed and thus to reasonably conclude that they could engage with the Filing Parties under the terms of the Dollar Tree Merger Agreement.

Given the experience of the Filing Parties’ advisors and the extensive analysis that the Filing Parties have performed, they believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip. Viewing the Proposed Merger as a “fill-in” shop/trip rather than a “destination” substantially increases the number and type of stores that would be considered competitors to Dollar General or Family Dollar in any given market.

In response to this comment, the disclosure has been revised to add the following sentence after the fourth sentence in the third paragraph on page 2 of the Preliminary Proxy Statement:

“Given our advisors’ experience and extensive analysis, we believe that this number is more than adequate to clear any FTC review as we believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip, increasing the number and type of stores that would be considered competitors to Dollar General or Family Dollar in any given market.”

In addition, the disclosure has been revised to add the following sentence after the second sentence in the last full paragraph on page 35 of the Offer to Purchase:

“Given Dollar General’s advisors’ experience and extensive analysis, Dollar General and the Purchaser believe that this number is more than adequate to clear any FTC review as Dollar General and the Purchaser believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip, increasing the number and type of stores that would be considered competitors to Dollar General or Family Dollar in any given market.”

Voting Procedures, page 19

19.	Reconcile the last sentence of each of the seventh and eighth paragraphs on page 19 discussing the establishment of quorum.

We respectfully advise the Staff that the Adjournment Proposal (as defined in the Preliminary Proxy Statement) does not require there to be a quorum to be present and, therefore,

the failure to submit a proxy, attend the Special Meeting (as defined in the Preliminary Proxy Statement) or instruct a bank, brokerage firm or other nominee (if one’s Shares are held through a bank, brokerage firm or other nominee) will not have any bearing on whether such proposal may be approved. This is in contrast to the Payout Proposal (as defined in the Preliminary Proxy Statement) which requires there to be a quorum in order for such proposal to be approved. We also respectfully advise the Staff that the current disclosure in the Preliminary Proxy Statement is consistent with the disclosure on page 60 of the Dollar Tree/Family Dollar Proxy Statement/Prospectus relating to the same matter.

Solicitation of Proxies, page 22

20.	Disclosure indicates that proxies will be solicited by mail, telephone, facsimile, the internet, e-mail, newspapers and any other publications of general distribution and in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm the Filing Parties’ understanding of the Staff’s comment.

21.	We note that the filing refers Family Dollar Stockholders, pursuant to Exchange Act Rule 14a-5, to information that will be contained in the Dollar Tree/Family Dollar Proxy Statement/Prospectus. We presume that the participants intend to rely upon Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before distribution of the Dollar Tree/Family Dollar Proxy Statement/Prospectus to security holders would be inappropriate. If the participants plan to disseminate their proxy statement prior to the distribution of the Dollar Tree/Family Dollar Proxy Statement/Prospectus, the participants must undertake to provide any omitted information to stockholders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

We confirm the Filing Parties’ intent to disseminate their proxy statement following the distribution of the Dollar Tree/Family Dollar Proxy Statement/Prospectus.

If you have any questions or would like to discuss any of the Filing Persons’ responses, please do not hesitate to call me at (212) 455-3443 or Chris May at (713) 821-5666 or, if more convenient, send me an e-mail at mlerner@stblaw.com or Chris at cmay@stblaw.com.

Sincerely,

/s/ Marni M. Lerner

Marni M. Lerner

cc:        Rhonda M. Taylor, Senior Vice President and General Counsel, Dollar General Corporation

Exhibit A

Acknowledgment

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Senior Vice President and General Counsel

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
Name: Rhonda M. Taylor
Title: Vice President and Secretary